Mail Stop 4561

      September 27, 2005

Dov Moran
President and Chief Executive Officer
M-Systems, Inc.
555 Mathilda Avenue, Suite 220
Sunnyvale, CA 94560

	Re:	M-Systems Flash Disk Pioneers Ltd.
		M-Systems Finance Inc.
		Amendment No. 1 to Form F-3
		Filed September 1, 2005
		File No. 333-126774

Dear Mr. Moran:

	We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. As you know, we issued comments regarding your confidential treatment request (Control No. 17022), on September 19, 2005. As a follow-up to comment 1 of our letter dated August 17, 2005, please be advised that the processing of your confidential treatment request must be completed prior to requesting the acceleration of effectiveness of this registration statement.

Form F-3, as amended

Selling Securityholders, page 69

2. While we note the revisions you have made in response to comment 4 of our letter dated August 17, 2005, please further revise your disclosure to confirm that the individuals named in footnotes (7),
(12), and (17) exercise the voting and dispositive powers with respect to the shares to be offered for resale by CNH CA Master Account LP, Highbridge International LLC, and Vicis Capital Master Fund.

3. We note that in response to comment 6 of our letter dated
August
17, 2005, you expanded your disclosure on page 69 to indicate that all selling securityholders that are affiliates of broker-dealers acquired the securities to be resold in the ordinary course of business and that at the time of the acquisition they had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. However, your disclosure on page 75 states that these selling securityholders may be deemed to be underwriters unless the above conditions are true. Please revise your disclosure on page 75 to conform with your disclosure on page 69.

Plan of Distribution, page 74

4. We note that in response to comment 4 of our letter dated
August
17, 2005, you amended your disclosure to state that Tugar Capital LP has created a short position with respect to 40,443 ordinary shares being registered in this registration statement. Please provide us with a detailed analysis as to how this short position is consistent with CF Tel. Interp. A.65. You also disclose that Lindin Capital LP and Sunrise Partners LP have entered into certain hedging transactions in connection with certain or all of the convertible notes purchased and certain or all of the ordinary shares issuable upon conversion of the notes. Please provide us with a detailed description of these hedging transactions. We may have further comment.

Exhibit 5.3

5. We note that in rendering this legal opinion, counsel has assumed the due incorporation, valid existence and good standing of M-Systems
Finance and M-Systems Flash Disk Pioneers and that these parties have the requisite power and authority to enter into and perform the obligations under the Indenture. Please note that it is not appropriate to assume such legal conclusions. Counsel has also assumed the due authorization, execution and delivery of the Indenture by both companies. We will not object to a reference to reliance upon officers` certificates concerning factual matters relating to the execution and delivery of the Indenture by both companies; however, whether both companies were authorized to enter into the Indenture in a legal conclusion that may not be assumed. Finally, if the due authorization, execution and delivery of the Indenture by the Trustee and the authentication of Notes by the Trustee are conditions that must be satisfied for counsel to render this opinion, counsel should render its opinion on these matters of law or may rely upon a separate opinion of counsel who is identified.

*	*	*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or Sara Kalin at (202)
551-
3454.  If you need further assistance, you may contact me at (202)
551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:	Via Facsimile (972) 3-610-3111
	Clifford M. J. Felig, Adv.
	David S. Glatt, Adv.
	Meitar Liquornik Geva & Leshem
	Telephone: (972) 3-610-3621
Mr. Dov Moran
M-Systems Flash Disk Pioneers Ltd.
M-Systems Finance Inc.
September 27, 2005
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